PHL Variable Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

March 13, 2014

Re: Your variable annuity contract or variable universal life insurance policy issued by PHL Variable Insurance Company

Dear Valued Customer:

Background

As PHL Variable Insurance Company (the “Company” or “we”) previously disclosed to you, we have determined that the Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of U.S. Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated because of certain errors in those financial statements.

On February 28, 2014, the Company filed its 2013 unaudited statutory financial results with its domiciliary state insurance regulator and provided full year 2013 unaudited statutory results.

As a result of the GAAP restatement, the Company has been unable to update its registration statements for products offered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), with the Company’s current GAAP financial information and related disclosure. The Company has not sold to any new contract owners any SEC-registered annuity and life insurance contracts since the GAAP restatement process was announced by the Company. Contract owners at that time, however, have been permitted to exercise rights provided by their existing contracts, including the right to make additional premium payments into these SEC-registered annuity and life insurance contracts.

As of May 1, 2013, the Market Value Adjusted Guaranteed Interest Account (“MVA Option”) was not available for any new investment after that date by new contract owners. If an existing contract owner has cash value invested in the MVA Option and the guarantee period expires, that existing contract owner must reallocate the value to the then available variable investment options or the Guaranteed Interest Account (“GIA”). If the existing contract owner fails to make this allocation within fifteen (15) days following the end of the guarantee period, the Company will then allocate that value to the GIA and seek further allocation instructions from the existing contract owner. The MVA Option and the GIA are not considered to be variable investment options under the Investment Company Act.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

MarchNotice2014-PHL

Update regarding 2013 Annual STAT Financial Statements

Unaudited STAT financial results for the third quarter of 2012, full year 2012, first, second and third quarters of 2013, and full year 2013 were filed on time with state insurance regulators and are posted on our website at www.phoenixwm.com* under “Investor Relations.” The Company reported a statutory net loss from operations of $67.6 million and a statutory net loss of $86.1 million for the year ended December 31, 2013, each primarily resulting from a strengthening of reserves. At December 31, 2013, the Company’s statutory surplus and asset valuation reserve was $235.2 million and its risk-based capital ratio was 281%.

As a result of the previously announced GAAP restatement process and the respective audits for the STAT and GAAP financial statements for the year ended December 31, 2012, the Company’s statutory surplus at December 31, 2013 reflects $3.2 million of net prior period adjustments made during 2013.

Year-over-year change to Statutory Surplus and Asset Valuation Reserve

The Company’s statutory surplus and asset valuation reserve was $235.2 million at December 31, 2013 and $321 million at December 31, 2012. The statutory surplus and asset valuation reserve at December 31, 2013 reflects among others the following actions in 2013:

•	In the fourth quarter of 2013, the Company strengthened reserves by $123 million on a net basis, including consideration of results from asset adequacy analysis.

•	This resulting surplus decrease was offset by a total of $75 million of capital contributions from the holding company, $45 million as the result of a capital contribution to benefit the Company and $30 million in the form of a surplus note issued by the Company and purchased by the holding company.

Reliance on Statutory Financial Results

The Company advises that its 2013 unaudited statutory financial results should be relied upon as the most current assessment of the Company’s financial condition. The Company notes that its statutory results are not indicative of, and are not a replacement for, its GAAP results. Variances between the Company’s statutory financial results and its GAAP financial information are likely to be material.

Due to the differences between the statutory and GAAP accounting principles, the statutory adjustments discussed above may not be the same as the adjustments made to the GAAP financial statements as a result of the restatement, and such differences could be material.

Update regarding 2013 Form 10-K timing

On February 28, 2014, the Company filed a Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission (the “SEC”) disclosing that it will not file its 2013 Form 10-K on or before the March 31, 2014 due date and that it does not expect to file it within the fifteen day extension period offered by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Additional Information — Investment Option Update

For Phoenix Portfolio Advisor only, the Oppenheimer Equity Income Fund/VA (prior to April 30, 2013, known as Oppenheimer Value Fund /VA) investment option was closed to new investment effective February 13, 2014.

*                    *                     *                    *

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

MarchNotice2014-PHL

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete the restatement and resume a timely filing schedule with respect to our SEC filings reflecting the restatement is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and periods covered by, the periodic reports that we will have to file with the SEC to reflect the restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our reports filed with the SEC and are available on our website at www.phoenixwm.com* under “Investor Relations.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

MarchNotice2014-PHL	BPD39053

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